Part III Item 11c:

Crossing Scenario Examples (not applicable to Conditional, CloseX, or VWAPX orders)
- The following examples illustrate Crossfinder's order crossing process and apply to both pegged and non-pegged orders.
- The following examples assume that the interaction settings and order instructions for the buyer and seller would permit a trade to occur, and that the resting buy order and incoming sell order have priority.
- All executions are bound by the NBBO.
- Crossfinder provides 100% of price overlap on the execution to the resting orders, unless one of the orders is Retail, then 80% of the overlap goes to the non-Retail order and 20% goes to the Retail order.
- These examples are "stand alone" and assume no other orders are present.

Assume the NBBO is 10.09 x 10.10
- Midpoint = 10.095
- Resting Buy Order: Near Touch = 10.09   Far Touch = 10.10
- Incoming Sell Order: Near Touch = 10.10   Far Touch = 10.09

	Resting Buy Order* (non-Retail)	Incoming Sell Order*	Execution Price
1.	Midpoint	Midpoint	10.095
2.	Midpoint	Far Touch (non-Retail) Far Touch (Retail) +	10.09 10.091 (80% split of 10.09 x 10.095)
3.	Far Touch	Midpoint (non-Retail) Midpoint (Retail) +	10.095 10.096 (80% split of 10.095 x 10.10)
4.	Far Touch	Far Touch (non-Retail) Far Touch (Retail) +	10.09 10.092 (80% split of 10.09 x 10.10)
5.	Far Touch	Near Touch	10.10
6.	Near Touch	Far Touch	10.09

* These examples illustrate resting buy orders versus all incoming sell orders. Reverse logic applies to resting sell orders versus all incoming buy orders.

+ Only Participants in the "Retail" Client Type that are categorized as "Natural" will be eligible to receive the price overlap described in this example. All other orders are priced as per the non-Retail examples above. Please refer to "Classification of Crossfinder Participants" in Part III Item 13 for more information.